The 360 ONLY Novelty Co.



ANNUAL REPORT

2210 Pasadena Drive

Austin, TX 78757

0

www.360onlynovelty.com

This Annual Report is dated June 15, 2021.

BUSINESS

The 360 ONLY Novelty Co. plans to sell a variety of magnetic "attach anywhere" consumer products such as a handheld butane refillable magnetic lighter; a magnetic golf divot repair tool; and magnetic ornamental jewelry.

The company will be predominantly a wholesale manufacturing company with forays into the retail market via internet sales from our website and Amazon.com. Our wholesale channels will be direct sales to Smoke Shops, Tobacco Shops, Convenience Stores, Golf Stores, Golf Courses, Boutiques, and Clothing Chains across the USA and indirect to Big Box Stores such as Walmart, Home Depot, Yankee Candle, etc whose distribution centers would then distribute them to their stores.

Previous Offerings

Between 2020 and 2019, we sold 53,175 [shares of common stock] in exchange for $ 0.20 per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

We have not generated any revenues and do not anticipate doing so until we have completed the manufacturing, packaging, and delivery of the handheld butane refillable magnetic lighter product, which was anticipated to occur in the second quarter of 2020, but due to the Covid-19 pandemic has been pushed back until the end of 2021. The magnetic lighter was introduced to several local smoke shops in the Austin Texas area in December 2019 as part of an ongoing testing phase in order to obtain retail and wholesale selling points, consumer packaging, best ways to display product, among other information. We expect to roll out wholesale magnetic lighter product to national vendors within the early 2022 year. We expect a spike in online sale in the 4th quarter of 2022 when a Hollywood feature film showcasing the magnetic lighter is released to viewing audiences via online distributors such as Netflix or Hulu. Management is currently exploring production options for the magnetic golf divot repair tool and has ordered 4000 divot tool sets to be delivered in early 2022.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $2,481.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jon Verwiel – President, Founder, and Director
Jon Verwiel (President, Founder, and Director – Full Time employee) has over 25 years of business experience. He graduated from University of Arizona with a Business degree and is currently in the process of completing a master's degree program (90% completed) in Business Entrepreneurship at Oklahoma State University. In the early years of his career he helped launch an electronic monitoring company where he handled all aspects of operations and was an integral part of the company's rapid growth as exhibited by its attainment of a million dollars in sales within the second year. Mr. Verwiel next accepted an opportunity to be the Director of Orientation for an international student exchange company in Atlanta, Georgia where he handled all the logistics for orientating and acclimating foreign exchange students to US laws, customs, beliefs, etc. He was responsible for a quarter of million-dollar budget and for overseeing up to

700 students (twice a year) for five days of training and education before students were sent to their respective host families across the country. After a few years Mr. Verwiel found himself in Beverly Hills, California where he took over a failing Color Me Mine Paint-Your-Own-Ceramic Studio franchise and within a year turned it around, increased its sales by 34%, and earned a finalist position as "Best Franchise Owner" of the year. After four years of operating a Color Me Mine franchise, Mr. Verwiel sold the franchise. Mr. Verwiel yearned for the student interaction that he missed from his time in Atlanta, so he combined his knowledge and experience from the electronic monitoring company with his time teaching students; and wrote, create, implemented, and taught an 8 Hour Drug and Alcohol Awareness Diversion program for the County of Orange California Judicial System. For the next two years he taught over 2000 students (majority under the age of 20) and logged over 1000 public speaking hours to incredibly high acclaim. It was during this time than an idea was born to write a book about his time teaching troubled youths and the answers to help them succeed in life. Mr. Verwiel's book garnered the attention of a major publishing company but talks stalled as the editor of the publishing company felt the book needed a more successful ending, one with wider media attention, something that would bolster book sales. Not one to let rejection impede his progress, Mr. Verwiel set out to find such a successful ending. He decided to dust off several unique one-of-a-kind inventions he had created, one of which would later become the genesis of the 360 ONLY Lighter concept. Mr. Verwiel applied (and was accepted) to Oklahoma Statue University's Master's Program to garner the necessary Business acumen to help achieve his goals. Mr. Verwiel has spent the last 3 years working full time on the 360 ONLY Lighter concept determined to not only bring it to market but grow and nurture it into a multi-million dollar company.

Cole Halliburton – Secretary, Founder, and Director
Cole Halliburton (Secretary, Founder, and Director) is a recent graduate of the University of Texas (May 2017) and holds a Bachelor of Science and Arts in Computer Science degree. He signed onto the 360 ONLY team last July (After graduating), spearheading the technical and computer science side of the business as well as handling product development and marketing for the specific 360 ONLY Lighter product line. He is responsible for the front-end development of the company, using both his technical and create backgrounds to create CAD drawing, prototypes, web design, logo design, branding, and a whole host of other endeavors suited to his experience and expertise. Until the company can financially support another full-time employee, Mr. Halliburton will be working part time approximately 15-20 hours a week. He is currently full time at Verdtek – Austin Texas as an IT Technician.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated Herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Jon Verwiel - 4,862,777 shares of Common Stock out of 7,000,000 (69.5%)

Cole Halliburton - 2,084,048 shares of Common Stock out of 7,000,000 (29.8%)

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $ 0.0 per share. As of December 31, 2020, 7,000,000 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The provisional patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. Provisional Patent on the concept of the 360 ONLY Lighter, 360 ONLY Divot Tool, and the 360 ONLY Jewelry are held by the founders, Jon Verwiel and Cole Halliburton and will be applying for a full U.S. utility patent in 2019 for all three. It is their intent to formally assign all three provisional patents to the 360 ONLY Novelty Co when each product applies for a full U.S. patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that all three provisional patents are to be owned by 360 ONLY Novelty Co. Intellectual Property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the provisional patents unenforceable through some other mechanism. If competitors are able to bypass the provisional patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

This is a brand new company

The company has no history, no customers, no revenues. If you are investing in this company, it's because you think the 360 ONLY Novelty Co. is a good idea, that the Company will be able to secure the intellectual property rights to the 360 ONLY Lighter and 360 ONLY Divot Tool, and that we will be able to successfully market, manufacture and sell the 360 ONLY Lighter, 360 ONLY Divot Tool, and 360 ONLY Jewelry, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any 360 ONLY lighters, 360 ONLY divot tools, and/or 360 ONLY jewelry and we plan to market a lighter, divot tool, and jewelry that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Any valuation at this stage is pure speculation

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. We attempted a fair estimate of valuation based on established and accepted business methods. One such method was the Berkus Method of Valuation for a startup pre-revenue Company which is what we used to figure Pre-Money Value of the Company ($1.4 million). Any valuation at this stage is pure speculation.

Our business projections are only estimates

There can be no assurance that the company will meet those projections; even if there is sufficient demand for product; people think its a better option than the competition; and the 360 ONLY Novelty Co products have been priced at a level that allows the company to make a profit and still attract business.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the equity crowdfund investments some of which will be used in marketing a "new, novel, and never-before-seen" type of products (360 ONLY lighter, divot tool, jewelry) that the 360 ONLY Novelty Co is showcasing on this campaign. However, it is possible that the "new, novel, and never-before-seen" factor for some or all of our products is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner to manufacture our products. A disruption in this partner's operations or at one of their or our key suppliers to them could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at the time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the 360 ONLY Novelty Co. product lines at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Transfer of patent rights to company may happen incorrectly or may not happen at all due to an unforeseen situation/occurrence

The 360 ONLY Lighter Provisional Patent is held by Jonathan Verwiel, president of the 360 ONLY Novelty Co. and the 360 ONLY Divot Tool Provisional Patent is held by Cole Halliburton a director of the 360 ONLY Novelty Co.. It is there intent to formally transfer and assign both provisional patents to the 360 ONLY Novelty Co. on or before the one year Provisional patent time expires when they submit both provisional patents for full patent application with the United States Patent & Trademark Office. Until that happens it is likely that the Company's value could be materially and adversely impacted.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

The 360 ONLY Novelty Co.

By /s/ *Jonathan Verwiel*

      Name: <u>Jonathan Verwiel</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
2020 vs 2019

360 ONLY Novelty Co.
2210 Pasadena Dr., Unit B
Austin, Texas 78757
(979) 417 – 5861

This Financial Report is dated April 8, 2021.

CERTIFICATION

I, Jon Verwiel, Principal Executive Officer of 360 ONLY Novelty Co., hereby certify that the financial statements of 360 ONLY Novelty Co. included in this report are true and complete in all material respects.



Principal Executive Officer

The 360 ONLY NOVELTY CO.

FINANCIAL STATEMENTS
(UNAUDITED)

January 1, 2020 to December 31, 2020

The 360 ONLY NOVELTY CO.
Index to Financial Statements
(unaudited)

The 360 ONLY NOVELTY CO.
BALANCE SHEET
At December 31, 2020
(unaudited)

	December 31, 2020
Assets	
Current Assets	
Cash	$ 2,481
Inventories:	
Finished goods	$ 360
Work in process	$ 60
Raw materials	$ 5,394
Packaging materials	$ 183
Current Assets	$ 8,478
Total Assets	$ 8,478
Liabilities and Equity	
Current Liabilities	$ 0
Total liabilities	$ 0
Common stock	$ 8,478
Retained earnings	$ 0
Total stockholders' equity	$ 8,478
Total liabilities and stockholders' equity	$ 8,478

The 360 ONLY NOVELTY CO.
STATEMENTS OF OPERATIONS
January 1, 2020 to December 31, 2020
(unaudited)

Profit and Loss Statements
[January 1, 2020 – December 31, 2020]

	December 31, 2020
Revenues	$ 0
Costs of Goods Sold	$ 0
Gross Profit	$ 0
Ordinary Expense	$ 0
Total Expenses	$ 0
Net Income	$ 0

The 360 ONLY NOVELTY CO.
STATEMENT OF STOCKHOLDERS EQUITY
The period from January 1, 2020 to December 31, 2020
(unaudited)

| | Common stock | | | Retained Earnings |
	Shares	Amount		
Balance, January 1, 2019	-	$ -		$ -
Net income (loss)				-
Dividends		-		-
Issuance of stock	53,175	10,010		-
December 31, 2018	53,175	$ 10,010		$ -

The 360 ONLY NOVELTY CO.
STATEMENTS OF CASH FLOWS
For Year Ending December 31, 2020
(unaudited)

Operating Activities	
Cash received from customers	$ 0
Cash paid for salaries	$ 0
Cash paid for rent	$ 0
Cash paid for other items	$ 0
Net cash provided by Operating Activities	$ 0
Financing activities	
Issuance of stock	$ 0
Net cash provided by Financing Activities	$ 0
Increase in Cash	$ 0
Cash, January 1	$ 0
Cash, December 31	$ 0

NOTE 1 – NATURE OF OPERATIONS

THE 360 ONLY NOVELTY CO., INC. was formed on November 6, 2018 ("Inception") in the State of Texas. The financial statements of THE 360 ONLY NOVELTY CO., INC. (Which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

THE 360 ONLY NOVELTY CO., INC. manufactures a variety of magnetic "attach anywhere" products (magnetic lighters magnetic golf divot tools, and magnetic jewelry). Its major product line is handheld butane lighters for wholesale markets. The lighters are unique in that they can not only attach to any metal surface, but to most other surfaces (such as glass, paint, wood, plastic, fabric, paper, and many more) via adaptor bases that allow the lighter to attach and hold to those surfaces. Once attached they can hold in any position, ready for use. Magnetic strength is such that a 360 ONLY Lighter attached to the hood of a car traveling over 80mph (directly in the path of the wind stream) for 20 minutes will not move. The 360 ONLY Lighter concept was created in answer to a customer need and a customer problem solved. Our customer wants to know where their lighter is when they need it as well as to eliminate the repetitive losing of one's lighter (the problem) through losing, misplacing, or unintentional borrowing from friends. Using a 360 ONLY Lighter reduces stress and frustration (no more frantic searching for a lighter when you need one), and financial waste (no more weekly lighter purchases to replace a just bought missing and/or lost lighter).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling manufactured product such as magnetic attach anywhere lighters, divot tools, and jewelry when collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. Th Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of Common Stock with par value $0. As of December 31, 2018, the company has currently issued 7,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None exist within the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31,2020 through April 8, 2020. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

FINANCIAL STATEMENTS
2019

360 ONLY Novelty Co.
2210 Pasadena Dr., Unit B
Austin, Texas 78757
(979) 417 – 5861

This Financial Report is dated April 5, 2020.

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Jon Verwiel, Principal Executive Officer of 360 ONLY Novelty Co., hereby certify that the financial statements of 360 ONLY Novelty Co. included in this Report are true and complete in all material respects.



Principal Executive Officer

The 360 ONLY NOVELTY CO.

FINANCIAL STATEMENTS
(UNAUDITED)

January 1, 2019 to December 31, 2019

The 360 ONLY NOVELTY CO.
Index to Financial Statements
(unaudited)

The 360 ONLY NOVELTY CO.
BALANCE SHEET
At December 31, 2019
(unaudited)

	December 31, 2018	
Assets		
Current Assets		
Cash	$	2,481
Inventories:		
Finished goods	$	360
Work in process	$	60
Raw materials	$	5,394
Packaging materials	$	183
Current Assets	$	8,478
Total Assets	$	8,478
Liabilities and Equity		
Current Liabilities	$	0
Total liabilities	$	0
Common stock	$	8,478
Retained earnings	$	0
Total stockholders' equity	$	8,478
Total liabilities and stockholders' equity	$	8,478

The 360 ONLY NOVELTY CO.
STATEMENTS OF OPERATIONS
January 1, 2019 to December 31, 2019
(unaudited)

Profit and Loss Statements
[January 1, 2019 – December 31, 2019]

	December 31, 2019
Revenues	$ 0
Costs of Goods Sold	$ (5,997)
Gross Profit	$ (5,997)
Ordinary Expense	$ 0
Total Expenses	$ 0
Net Income	**$ (5,997)**

360 ONLY NOVELTY Co.
STATEMENT OF STOCKHOLDERS EQUITY
he period from January 1, 2019 to December 31,
(unaudited)

	Common stock		Retained
	Shares	Amount	Earnings
Balance, January 1, 2019	-	$ -	$ -
Net income (loss)			(5,997)
Dividends		-	-
Issuance of stock	53,175	10,010	-
December 31, 2018	53,175	$ 10,010	$ (5,997)

The 360 ONLY NOVELTY CO.
STATEMENTS OF CASH FLOWS
For Year Ending December 31, 2019
(unaudited)

Operating Activities	
Cash received from customers	$ 0
Cash paid for salaries	$ 0
Cash paid for rent	$ 0
Cash paid for other items	$ (5,997)
Net cash provided by Operating Activities	$ (5,997)
Financing Activities	
Issuance of Stock:	$ 10,010
Net cash provided by Financing Activities	$ 10,010
Increase in cash	$ 4,013
Cash, January 1	$ 0
Cash, December 31	$ 4,013

NOTE 1 – NATURE OF OPERATIONS

THE 360 ONLY NOVELTY CO., INC. was formed on November 6, 2018 ("Inception") in the State of Texas. The financial statements of THE 360 ONLY NOVELTY CO., INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

THE 360 ONLY NOVELTY CO., INC. manufactures a variety of magnetic "attach anywhere" products (magnetic lighters, magnetic golf divot tools, and magnetic jewelry). Its major product line is handheld butane lighters for wholesale markets. The lighters are unique in that they can not only attach to any metal surface, but to most other surfaces (such as glass, paint, wood, plastic, fabric, paper, and many more) via adaptor bases that allows the lighter to attach and hold to those surfaces. Once attached they can hold in any position, ready for use. Magnetic strength is such that a 360 ONLY lighter attached to the hood of a car traveling over 80 mph (directly in the path of the wind stream) for 20 minutes will not move. The 360 ONLY lighter concept was created in answer to a customer need and a customer problem solved. Our customer wants to know where his lighter is when he needs it as well as to eliminate the repetitive losing of one's lighter (the problem) through losing, misplacing, or unintentional borrowing from friends. Using a 360 ONLY Lighter reduces stress and frustration (no more frantic searching for a lighter when you need one), and financial waste (no more weekly lighter purchases to replace a just bought missing and/or lost lighter).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling manufactured product such as magnetic attach anywhere lighters, divot tools, and jewelry when collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of Common Stock with par value $0. As of December 31, 2018, the company has currently issued 7,000,000 shares of our common stock.

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NOTE 6 – RELATED PARTY TRANSACTIONS
None exist with the Company

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 5, 2020. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

    I, Jonathan Verwiel, Principal Executive Officer of The 360 ONLY Novelty Co., hereby certify that the financial statements of The 360 ONLY Novelty Co. included in this Report are true and complete in all material respects.

Jonathan Verwiel

Principal Executive Officer